

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

Mr. John S. Salstrom
Chief Executive Officer
Protectus Medical Devices, Inc.
110 First Avenue NE, Suite 1006
Minneapolis, MN 55413

>   **Re: Protectus Medical Devices, Inc.**
>   **Item 4.02 Form 8-K/A**
>   **Filed July 27, 2010**
>   **File No. 000-53100**

Dear Mr. Salstrom:

We issued comments to you on the above captioned filing on July 29, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by October 13, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by October 13, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief